REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 13, 2023
The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 13, 2023 at 10:00 a.m. (Eastern Daylight Time). A total of 69,450,221 Class A subordinate voting shares and 7,324,248 Class B multiple voting shares were represented at the Meeting, representing approximately 88.25% of the total votes attached to all issued and outstanding shares as of July 17, 2023, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at eight the number of directors to be elected at the Meeting. All eight nominee directors proposed for election in Alithya’s Management Information Circular dated July 17, 2023 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	140,488,346	99.78%	314,826	0.22%
André P. Brosseau	140,449,239	99.75%	353,933	0.25%
Robert Comeau	140,465,446	99.76%	337,726	0.24%
Lucie Martel	140,453,135	99.75%	350,037	0.25%
Paul Raymond	139,973,874	99.41%	829,298	0.59%
Ghyslain Rivard	134,130,002	95.26%	6,673,170	4.74%
C. Lee Thomas	140,508,646	99.79%	294,526	0.21%
Pierre Turcotte	137,621,649	97.74%	3,181,523	2.26%

Appointment of the Auditor

The resolution to appoint KPMG LLP as Alithya’s auditor for the year ending March 31, 2024 and authorize the Board of Directors to fix its remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
142,403,920	99.80%	287,210	0.20%

Alithya ׀ Report on Voting Results